SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
Compagnie Générale de Géophysique-Veritas
(Exact name of registrant as specified in its charter)
CGG Veritas
(Translation of registrant’s name into English)
Republic of France
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris
France
(33) 1 64 47 45 00
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                     .)

NOTICE
To the Holders of
Compagnie Générale de Géophysique — Veritas (the “Issuer”)
US$350,000,000
9 1/2% Senior Notes due 2016 (the “Notes”)
NOTICE IS HEREBY GIVEN that the Issuer has exchanged, upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus dated November 30, 2009 and the accompanying Letter of Transmittal (which together constitute the “Exchange Offer”), US$349,975,000 principal amount of its 9 1/2% Senior Notes due 2016 which have been registered under the U.S. Securities Act of 1933 (the “Exchange Notes”) for an equal principal amount of its unregistered 9 1/2% Senior Notes due 2016 (the “Old Notes”). The Exchange Offer expired on December 29, 2009. An aggregate principal amount of US$349,975,000 of the Exchange Notes were issued on January 5, 2010, and an aggregate principal amount of US$25,000 of the Old Notes remain outstanding. The Exchange Notes are represented by a permanent global note in definitive, fully registered book-entry form that has been deposited with a custodian for DTC and is registered in the name of Cede & Co., as nominee of DTC.
The Exchange Notes have the following security codes: CUSIP No. 204386AM8, Common Code 044046644 and ISIN No. US204386AM89. The Old Notes issued pursuant to Rule 144A under the United States Securities Act of 1933 (the “Securities Act”) have the following security codes: CUSIP No. 204386AL0, Common Code 043268732 and ISIN No. US204386AL07. The Old Notes issued pursuant to Regulation S of the Securities Act had the following security codes: CUSIP No. F2349SAA6, Common Code 043268708 and ISIN No. USF2349SAA62.
January 6, 2010

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384 AND NO.333-158684) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, CGGVeritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Stéphane-Paul Frydman
Compagnie Générale de Géophysique
Veritas (Registrant)

/s/ Stéphane-Paul Frydman
Stéphane-Paul Frydman
Group Chief Financial Officer

Date: January 6, 2010